Exhibit 99.2

DATE, TIME AND PLACE: February 27 2009, at 11.00 a.m., at the Company’s head office at  Av. Escola Politécnica, 760, city of São Paulo-SP. QUORUM: Shareholders representing 73.32% of the voting capital attended the Meeting.  Also present, representing the company, were Mr. José Antônio do Prado Fay, Chief Executive Officer, Mr. Leopoldo Viriato Saboya, Financial and Investor Relations Director, Mr. José Mauricio Mora Puliti, Planning and Controller Director, the following member of the Fiscal Council: Mr. Attílio Guaspari. Also present was Ms. Carla Bellangero, representing  KPMG Auditores Independentes S/C, the firm responsible for preparing the valuation of the book value of Perdigão Agroindustrial S.A., followed by the incorporation by Perdigão S.A. NOTICE OF CONVENING: Published in the following newspapers: Diário Oficial-SP and Valor Econômico, on February 12, 13 and 14 of 2009. PRESIDING OFFICIALS: Nildemar Secches, Chairman, and Ney Antonio Flores Schwartz, Secretary. AGENDA: 1. To ratify the choice of appraising company (experts) appointed by the Board of Directors for preparing the Book Evaluation Report of Perdigão Agroindustrial S.A. for the purposes of its incorporation by the Company; 2. To approve the Evaluation Report and the Protocol and Justification for Incorporation of Perdigão Agroindustrial S.A. by Perdigão S.A.; 3. To approve the Incorporation of Perdigão Agroindustrial S.A. by Perdigão S.A. with the consequent extinguishment of the former corporation. DECISIONS TAKEN:  (approved by the most shareholders) 1. Ratification of the appointment of KPMG Auditores Independentes S/C, the valuation firm selected by the Board of Directors to prepare the valuation of the book value of  Perdigão Agroindustrial S.A., followed by the incorporation by Perdigão S.A.;   2. Approval of the valuation report and of the Protocol and Justification relating by the incorporation by Perdigão S.A. which was submitted for approval to the extraordinary general meeting of Perdigão Agroindustrial S.A. on March 9 2009 by the appropriate corporate bodies of the company to be incorporated on March 9 2009. 3. Approval of incorporation of Perdigão Agroindustrial S.A. by Perdigão S.A., including the authorization of the constitution of branches to substitute the establishments listed in Attachment 5, with the subsequent extinction of Perdigão Agroindustrial S.A. In light of the approval of the above-mentioned incorporation, the incorporated company will be declared extinct following the decision, the management of this Company being hereby authorized to take whatever measures may be necessary to ensure that all the minutes relating to the incorporation are properly filed and all other applicable legal requirements complied with. DOCUMENTS ATTACHED: 1. List of Shareholders Present. 2. Opinion of the Fiscal Council regarding the incorporations; 3. Valuation report of Perdigão Agroindustrial S.A. 4. Protocol and Justification of the Incorporation of Perdigão Agroindustrial S.A. by Perdigão S.A. 5. List of the branches. DOCUMENTOS FILED AT THE COMPANY: 1. Authorized powers of attorney; 2. List of votes. CLOSING: These minutes, having been drawn up, read and approved, were signed by those present. (Authorization to publish these minutes omitting the names of the shareholders present, as provided for under Article 130, 2nd paragraph of Law Nr. 6,404/76). São Paulo-SP, February 27 2009. NILDEMAR SECCHES, Chairman; NEY ANTONIO FLORES SCHWARTZ, Secretary. Shareholders Present: PETROS - Fund. Petrobrás Seg. Soc., FUND SISTEL SEGURIDADE SOCIAL, PRAT 25 FIM, SHAN BAN CHUN, FUNDO DE INV EM ACOES ACAO, FUND VALE R DOCE SEG SOC VALIA, CAIXA PREVID FUNC DO BCO DO BR, WEG PART E SERVICOS S A, GERD EDGAR BAUMER, SI VOIGT ADMINISTRADORA LTDA, MARTIN WERNINGHAUS, DABLIUVE ADMINISTRADORA LTDA, MARCIA DA SILVA PETRY, REAL GR FUND PREV ASS SOCIAL, NOHAD TOUFIC HARATI, HEIDI BEHNKE, NEY ANTONIO FLORES SCHWARTZ, NILDEMAR SECCHES, FPRV1 SABIA FIM PREVIDENCIARIO, THE B O N YORK ADR DEPARTMENT, ALAMEDA C EMPL RETIR ASSOC, ALASKA PERMANENT FUND, BGI EM MARK STR INSIG FUND LTD, CAISSE DEPOT ET PLAC DU QUEBEC, CATERPILLAR INC MASTER RETIR T, CATERPILLAR INC GR INSUR P T, CITIFCP, DIMENSIONAL FUNDS PLC, DIMENSIONAL FUNDS II PLC, DIMENSIONAL EM MKTS FUND INC, EATON VANCE STRUCTURED EMERGING MA, EATON VANCE TAX-MANAGED EMG MKTS FD, ELFUN DIVERSIFIED FUND, EMERGING MARKETS EQUITY TRUST 4, EMERGING MARKETS SOCIAL CORE PORTF, EMERGING MARKETS SUDAN FREE EQUITY INDEX

PERDIGÃO S.A.

A Publicly Listed Company

CNPJ 01.838.723/0001-27

NIRE 35.300.149.947

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON FEBRUARY 27 2009

(Draffed in summarized form, as provided for by Art. 130, 1st  Paragraph, of Law Nr. 6,404/76)

FUND, EMERGING MKTS CORE EQUTY PORTFOLIO, FORD MOTOR COMPANY DEFINED BENEFIT, FORD MOTOR COMPANY DEFINED BENEFIT, GE ASSET MANAGEMENT CANADA FUND - EMERGING MARKETS EQUITY SECTION, GE FUNDS, GE INSTITUTIONAL FUNDS, GE INVESTMENTS FUNDS, INC., GENERAL ELECTRIC PENSION TRUST, GENERAL ELECTRIC PENSION TRUST, GENERAL ELECTRIC PENSION TRUST, GENERAL ELECTRIC PENSION TRUST, GEUT EMERGING EQUITY PASSIVE 1, GREEN LINE LATIN AMERICAN GROWTH F, IBM DIVERSIFIED GLBL EQUITY FD, IBM SAVINGS PLAN, IBM SAVINGS PLAN, ILLINOIS STATE BOARD OF INVESTMENT, ISHARES MSCI BRAZIL (FREE) INDEX FUND, JOHN HANCOCK FUNDS II: INTERNATIONAL EQUITY INDEX FUND, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B, MICROSOFT GLOBAL FINANCE, MORGAN STANLEY INTERNATIONAL FUND, NATIONWIDE GROUP RETIREMENT TRUST, NORTHERN TRUST LUXEMBOURG MANAGEME, NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND — LENDING, NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST, PENSIONSKASSERNES ADMINISTRATION A, POLICEMEN’S ANNUITY AND BENEFIT FU, PRUDENTIAL RETIREMENT INSURANCE AN, PUBLIC EMPLOYEES RETIREMENT ASSOCI, RAILWAYS PENSION TRUSTEE COMPANY L, ROCHE US DB PLANS MASTER TRUST, RUSSELL TRUST COMPANY COMINGLED EMP, RUSSELL TRUST COMPANY COMINGLED EMP, SEI INST INTL TR EMG MKTS EQ FD, STATE OF CONNECTICUT RETIREMENT PL, STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS, STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS, STATE STREET EMERGING MARKETS , STATE STREET EMERGING MARKETS, STICHTING PENSIOENFONDS METAAL EN T, TAX-EFFICIENT STRUCTURED EMERGING, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHER RETMNTSYSTEM OF TEXAS, THE BARING EMERGING MARKETS UMBRELL, THE BOARD OF PENSIONS OF THE PRESBYTERIAN CHURCH (U.S.A.), THE CALIF STATE TEACHERS RETIREMENT, THE CALIFORNIA STATE TEACHERS RET, THE FUTURE FUND BOARD OF GUARDIANS, THE MASTER TRUST BANK OF JAPAN , THE MONETARY AUTHORITY OF SINGAPORE, THE MONETARY AUTHORITY OF SINGAPORE, THE MONETARY AUTHORITY OF SINGAPORE, THE PENSION FUND OF SONY, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI, THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI, TORONTO DOMINION EMG MKTS FD, TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST, VAN KAMPEN SER FDS,INC GLBL EQ FD A, VANGUARD EMERGING MARKETS STOCK IN, VANGUARD FTSE ALL-WORLD EX-US INDE, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, VANGUARD WINDSOR FUND, VARIABLE INSURANCE PRODUCTS FUND I, WELLINGTON MANAGEMENT PORTFOLIOS (CAYMAN) DIVERSIFIED INFLATION HEDGES P (FOR QUALIFIED INVESTORS), WELLINGTON TRUST COMPANY N.A., WELLINGTON TRUST COMPANY NA, WELLINGTON TRUST COMPANY NA, WELLINGTON TRUST COMPANY, N.A, WELLINGTON TRUST COMPANY, N.A, WELLINGTON TRUST COMPANY, N.A., WILLIAM AND FLORA HEWLETT FOUNDATIO, WILMINGTON MULTI-MANAGER INTL FUND, MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND, EQ ADVISORS TRUST - EQ/VAN KAMPEN EMERGING MARKETS EQUITY PORTFOLIO, JAPAN TRUSTEE SERVICES BANK,LTD AS TRUSTEE FOR THE SUMITOMO TRUST &

BANKING CO.,LTD AS TRUSTEE FOR MORGAN STANLEY LATIN AMERICA EQUITY FUND (FOR QUALIFIED INSTITUTIONAL INVESTORS ONLY), JAPAN TRUSTEE SERVICES BANK, LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO., LTD AS TRUSTEE FOR MORGAN STANLEY GLOBAL EMERGING MARKETS EQUITY MOTHER FUND, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, NORGES BANK, NORGES BANK, NORGES BANK, NORGES BANK, FRANKLIN TEMPLETON INVESTMENT FUNDS, VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, T.ROWE PRICE INTERNATIONAL FUNDS: T.ROWE PRICE LATIN AMERICA FUND, T.ROWE PRICE FUNDS SICAV, T.ROWE PRICE EMERGING MARKETS STOCK FUND, T.ROWE PRICE I INT FUNDS, INC. ON BEHALF OF ITS SEPARATE SER T.ROWE PRICE IEMER MARKET EQUITY FUND, T.ROWE PRICE T CO,TRT OF THE INT COMMON T FUND ON BEHALF OF ITS UNDERLYING T, EMERGING MARKETS E T, T.ROWE PRICE FUNDS SICAV, CAPITAL INTERNATIONAL EMERGING MARKETS FUND, EMERGING MARKETS GROWTH FUND INC, CAPITAL GUARDIAN ALL COUNTRY WORLD (EX-US) EQUITY FUND FOR TAX-EXEMPT TRUST, CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS, CAPITAL GUARDIAN ALL COUNTRY WORLD EQUITY F FOR TAX-EXEMPT T WHOSE TRUSTEE IS C GUARDIAN TRT COMPANY, CAPITAL GUARDIAN EMERGING MARKETS TOTAL OPPORTUNITIES FUND FOR TAX-EXEMPT TRUSTS, CAPITAL GUARDIAN EMERGING MARKETS TOTAL OPPORTUNITIES MASTER FUND, CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND, CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND, CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUITY FUND FOR TAX-EXEMPT TRUSTS, NEW YORK STATE COMMON RETIREMENT FUND, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, MORGAN STANLEY EMERGING MARKETS FUND, INC.,THE UNIVERSAL INSTITUTIONAL FUNDS, INC., EMERGING MARKETS EQUITY PORTFOLIO, MORGAN STANLEY INSTITUTIONAL FUND, INC., ACTIVE INTERNATIONAL ALLOCATION PORTFOLIO, MORGAN STANLEY INSTITUTIONAL FUND, INC., EMERGING MARKETS PORTFOLIO, THE LATIN AMERICAN DISCOVERY FUND INC, AXA PREMIER VIP TRUST - MULTIMANAGER MID CAP VALUE PORTFOLIO, PENN SERIES EMERGING MARKETS EQUITY FUND, FIDELITY ADVISOR BALANCED FUND, FUNDO DE INVESTIMENTO VOTORANTIM EM ACOES, FI VOTORANTIM IBRX EM ACOES, FI VOTORANTIM SUSTENTABILIDADE EM ACOES, FI VOTORANTIM EQUITY PROTECTION EM ACOES, ITAÚ CONSUMO AÇÕES FUNDO DE INVESTIMENTO, STATE O N JER COM PENS FUND D, COLLEGE RETIR EQUITIES FUND, PERDIGAO SOC PREV PRIVADA, TANIA MARISA DA SILVA. (I certify this to be an exact copy of the original minutes drafted to Register Nr. 1 of the Minutes of the Ordinary and Extraordinary Shareholders’ Meetings of the Company, pages 146 to 162).

NEY ANTONIO FLORES SCHWARTZ

Secretary